UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15517

NEVADA GOLD & CASINOS, INC.
(Exact name of registrant as specified in its charter)

711 Powell Ave. SW, Suite 100

Renton, WA 98057

(702)685-1000

Common Stock, par value $0.10 per share

(Title of each class of securities covered by this form)

N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d)remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁ le reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6 Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Nevada Gold & Casinos, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2019
	By:	/s/ Eric Persson
Eric Persson, President